UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    May 15, 2020

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Distribution of Dividends from Surplus

Tokyo, May 15, 2020—Sumitomo Mitsui Financial Group, Inc. (“The Company”, Head Office: Chiyoda-ku, Tokyo, President and Group CEO: Jun Ohta) hereby announces that its board of directors resolved to distribute dividends from surplus with record date dated March 31, 2020.

1.	Outline of the dividends

	Dividend for the fiscal year 2019	Most recent dividend forecast(*)	Dividend paid for the fiscal year 2018
Record date	March 31, 2020	March 31, 2020	March 31, 2019
Dividend per share (Year-end, Yen)	¥100	¥90	¥95
Total amount of dividends (Million Yen)	136,952	—	132,582
Effective date	June 29, 2020	—	June 28, 2019
Source of dividends	Retained earnings	—	Retained earnings

*	Announced on May 15, 2019

2.	Reason for the year-end dividend

The Company has resolved that the year-end dividend per share for the fiscal year 2019 is 100 yen based on current operating results.

(Reference) Details of the dividends

				(Yen)
	Dividend per share
Record date	2nd quarter-end	Year-end		Annual
Fiscal year 2019	¥90	¥100	(*)	¥190	(*)
Fiscal year 2018	85	95		180

*	The year-end dividend amount for the fiscal year 2019 (100 yen) is subject to the approval at the general shareholder’s meeting scheduled on June 26, 2020.